

January 25, 2013

Via E-mail
John N. Hatsopoulos
Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Tecogen Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 15, 2013**
> **File No. 333-178697**

Dear Mr. Hatsopoulos:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. In your next amendment, please include the delaying amendment language in Rule 473 of the Securities Act.

Executive Officer and Director Compensation, page 62

2. Please update the compensation disclosure in the filing to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year. Please note that you must also continue to disclose the compensation for the year ended December 31, 2011. Refer to Item 402 of Regulation S-K.

Note 9 - Subsequent Events, page F-15

3. We note your disclosure indicating that on January 9, 2013 you purchased the assets, both tangible and intangible, required to manufacture the permanent magnet generator (PMG) used in your InVerde product. Please disclose the purchase price of this acquisition and with reference to Rule 11-01(d) and ASC Topic 805-50-10, please tell us what consideration you have given to including financial statements of businesses acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Kristen A. Young, Esq. (*via E-mail*)
        Sullivan & Worcester LLP